Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: DHT Holdings, Inc.
Commission File No. 001-32640
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with DHT Holdings, Inc. ("DHT") proposed by Frontline Ltd. ("Frontline"), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FRONTLINE AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov.
Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include failure to consummate the proposed business transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by Frontline with the SEC.

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The following article was published on www.tradewindsnews.com:

Frontline sues DHT and BW again as aggressive push continues

After closing down New York lawsuit, tanker owner turns to Marshall Islands court.

April 26th, 2017 23:49 GMT by Eric Martin
Published in FINANCE

Frontline filed a new lawsuit against DHT Holdings and BW Group the same day that it withdrew its New York litigation, a lawyer for the John Fredriksen-led company tells TradeWinds.
The New York and Oslo-listed tanker giant lodged the new litigation in the Marshall Islands, the corporate home for DHT.
The filing is the latest in a series of aggressive steps that also saw Frontline make a renewed offer to merge with DHT along with the full fleet of 11 VLCCs that the takeover target has agreed to buy from BW in a $538m agreement.
Seeking halt on larger BW stake
Quinn, Emanuel, Urquhart & Sullivan partner Daniel Brockett, a lawyer representing Frontline, said in an interview today that the new lawsuit seeks an injunction preventing BW from using provisions of an investor rights provision that could allow it to rise its stake in DHT as high as 45% even as a poison pill prevents Frontline and other shareholders from lifting their stakes.
He says the agreement would reduce the stake of Frontline, which last reported a 13.4% stake in DHT, and would put BW in an advantageous position to mount a takeover.
"We want to basically keep the status quo with respect to the shareholder rights agreement so the shareholders have fair opportunity to consider Frontline's offer," Brockett said.
No challenge to vessel deal
Unlike Frontline's previous lawsuit filed in the New York Supreme Court last week, the new case does not challenge the vessel acquisition deal, which already allows BW to pick up a 33.5% stake in DHT.
A lawyer for DHT declined to comment on the new lawsuit.
But in filings with in the New York case, the company's attorneys at Cravath, Swaine & Moore argued that there is nothing in the poison pill or the agreement with BW that prevents Frontline from making an offer for DHT or from mounting a proxy contest to put the offer before shareholders.
BW's New York lawyer could not be immediately reached for comment.
Withdrawn case
As TradeWinds reported earlier today, Frontline withdrew its lawsuit in New York after a judge refused to block the BW vessel deal.
Brockett said the company dismissed the case because Judge Barry Ostrager did not believe that he had jurisdiction over the case.
On Tuesday, Frontline renewed its bid to buy an enlarged DHT but did not raise its offer of 0.8 Frontline shares for each of the takeover target's shares.